Calamos Advisors LLC
2020 Calamos Court
Naperville, IL 60563-2787
630.245.7200
800.323.9943 www.calamos.com

November 25, 2014

OVERNIGHT DELIVERY AND EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Calamos Convertible Opportunities and Income Fund

Registration Statement on Form N-2

File Nos. 333-196373 and 811-21080

Dear Ms. Lithotomos:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Calamos Convertible Opportunities and Income Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 4:00 p.m., Eastern Time, on December 1, 2014, or as soon thereafter as practicable.

Sincerely,

CALAMOS CONVERTIBLE OPPORTUNITIES AND INCOME FUND

By:	/s/ Christopher S. Russell
Christopher S. Russell
Assistant Secretary